Form 4
United States Securities and Exchange Commission, Washington, DC 20549

Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
Peters, John
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
7/31/01

5. Relationship of Reporting Person(s) to Issuer:
Officer (Senior Vice President)

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned

Title of Security: Common Stock
Transaction Date: 7/31/01
Transaction Code: S
Amount: 24,938
Securities Acquired or Dispose of: D (Disposed)
Price: $20.05 (2)
Amount of Securities Beneficially Owned at End of Month: 261,583
Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a

Title of Security: Common Stock
Transaction Date: n/a
Transaction Code: n/a
Amount: n/a
Securities Acquired or Dispose of: n/a
Price: n/a
Amount of Securities Beneficially Owned at End of Month: 900
Ownership Form Direct or Indirect: I (Indirect)
Nature of Indirect Beneficial Ownership: Minor Child


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Series L Options
Conversion or Exercise Price of Derivative Security: $12.64
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 8/31/02
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 4,831
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 4,831 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series B Options
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 8/31/02
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 2,126
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 2,126 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series A Options
Conversion or Exercise Price of Derivative Security: $0.56
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 8/31/02
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 8,611
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 8,611 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Warrants
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/11/00
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 9,668
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 9,668 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series C Options
Conversion or Exercise Price of Derivative Security: $14.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/14/04 (1)
Expiration Date: 4/14/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 30,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 30,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series D Options
Conversion or Exercise Price of Derivative Security: $12.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/25/04 (1)
Expiration Date: 4/25/10
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 28,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 28,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series F Options
Conversion or Exercise Price of Derivative Security: $17.26
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/17/05 (1)
Expiration Date: 4/17/11
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 40,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 40,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a


Explanation of Responses:
Mr. Peters is the Senior Vice President, Sales and Marketing of DDi Corp.


(1) Options vest in installments over four years beginning on the first anniversary of award.

(2) Mr. Peters contributed DDi Corp. common stock to an exchange fund in exchange for units of the exchange fund. The DDi Corp. common stock was valued at $20.05 per share for the purpose of determining the number of units of the exchange fund issuable to Mr. Peters.


Signature of Reporting Person: John Peters
Date: 10/30/01




Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.